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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                 SCHEDULE 14D-9
                                (Amendment No. 4)
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              ---------------------
                           WILLAMETTE INDUSTRIES, INC.
                            (Name of Subject Company)

                           WILLAMETTE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)
                              ---------------------
                     Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)
                              ---------------------
                                    969133107
                      (CUSIP Number of Class of Securities)
                              ---------------------
                               DUANE C. MCDOUGALL
                      President and Chief Executive Officer
                           Willamette Industries, Inc.
                       1300 S.W. Fifth Avenue, Suite 3800
                               Portland, OR 97201
                                 (503) 227-5581
 (Name, Address and Telephone Number of Person authorized to Receive Notice and
           Communication on behalf of the Person(s) Filing Statement)
                              ---------------------
                                 With a copy to:

                              GARY L. SELLERS, ESQ.
                              MARIO A. PONCE, ESQ.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017
                                 (212) 455-2000
                              ---------------------
         [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000, and as subsequently amended December 12, 2000, December 18, 2000 and December 22, 2000 (as so amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On December 26, 2000, a commentary written by Mr. Swindells regarding the Weyerhaeuser Offer was published in The Oregonian. The text of the commentary is attached hereto as Exhibit (a)(5)(ix) and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

     (a)(5)(ix) Commentary written by Mr. Swindells published in The Oregonian on December 26, 2000 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on December 26, 2000).
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 26, 2000             WILLAMETTE INDUSTRIES, INC.


                                     By:  /s/ DUANE C. MCDOUGALL
                                          ----------------------
                                     Name:   Duane C. McDougall
                                     Title:  President and Chief Executive
                                             Officer
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                                  EXHIBIT INDEX

Exhibit
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       (a)(5)(ix)   Commentary by Mr. Swindells published in The Oregonian on
                    December 26, 2000 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on December 26, 2000).